UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025.

Commission File Number: 001-40530

GH Research PLC
(Exact name of registrant as specified in its charter)

Joshua Dawson House
Dawson Street
Dublin 2
D02 RY95
Ireland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On July 31, 2025, GH Research PLC (the “Company”) held its annual general meeting. At the annual general meeting, the Company’s shareholders duly passed all resolutions that had been recommended by the Company’s board of directors, as set forth below:

RESOLUTION NUMBER
1.1 – To re-elect Florian Schönharting who retires as director in accordance with the constitution of the Company and, being eligible, offers himself for re-election
1.2 – To re-elect Michael Forer, LL.B. who retires as director in accordance with the constitution of the Company and, being eligible, offers himself for re-election
1.3 – To re-elect Dermot Hanley who retires as director in accordance with the constitution of the Company and, being eligible, offers himself for re-election
1.4 – To re-elect Duncan Moore, PhD who retires as director in accordance with the constitution of the Company and, being eligible, offers himself for re-election

1.5 – To ratify the appointment of PricewaterhouseCoopers Ireland as independent auditors of the Company for the year ending 31 December 2025 and to authorise the Board to fix the remuneration of the auditors

1.6 – To renew the Board’s existing authority under Irish law to allot and issue ordinary shares

1.7 – To renew the Board’s existing authority under Irish law to allot and issue ordinary shares for cash without first offering those shares to existing shareholders pursuant to the statutory pre-emption right that would otherwise apply

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Nos. 333-270422 and 333-285311) and the registration statement on Form F-3 (Registration No. 333-285310) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GH Research PLC
Date: August 1, 2025

	By:	/s/ Julie Ryan
	Name:	Julie Ryan
	Title:	Vice President, Finance